Holdings & Sectors

Holdings

Top 15 Holdings as of March 31, 2016	
Mastercard, Inc.	5.52%
Apple Inc.	4.63%
American International Group, Inc.	4.31%
Baidu, Inc.	4.06%
Teva Pharmaceutical Industries, Ltd.	3.98%
Diageo Plc.	3.15%
Bank of America Corp.	2.87%
Alphabet, Inc. Class A	2.84%
International Business Machines Corp.	2.82%
Alphabet, Inc. Class C	2.78%
Ambev S.A.	2.75%
Telekomunikasi Indonesia Tbk.	2.70%
BNP Paribas SA	2.67%
Citigroup, Inc.	2.66%

Ticker Symbol: MUNDX

DATE: 4/4/2016
NAV: 13.40
DAY CHANGE: -0.16

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 1Q16

Mundoval Fund Factsheet 1Q16

Tesco Plc.	2.64%

Sectors


Information Technology
24.10%
Financials
14.83%
Consumer Discretionary
9.32%
Consumer Staples
9.14%
Telecommunications
8.68%
Energy
7.74%
Health Care
3.98%
Industrials
3.56%
Materials
2.50%
Utilities
1.68%
Cash
14.47%

Fund Sectors as of March 31, 2016	
Information Technology	24.10%
Financials	14.83%
Consumer Discretionary	9.32%
Consumer Staples	9.14
Telecommunications	8.68%
Energy	7.74%
Health Care	3.98%
Industrials	3.56%
Materials	2.50%
Utilities	1.68%


PROSPECTUS
Download PDF

Cash	14.47%

Geographic Diversification

As of March 31, 2016


14.47%
38.47%
47.06%
Domestic
International
Net Cash[1]

**Net Cash represents cash equivalents and other assets less liabilities.*

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of March 31, 2016


Mundoval Fund
MSCI World Index
1.43%
-0.35%
-9.14%
-3.45%
3.97%
6.81%
5.19%
6.51%
3.98%
4.27%
5.41%
6.16%
QTD
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]

Ticker Symbol: MUNDX

DATE: 4/4/2016
NAV: 13.40
DAY CHANGE: -0.16

2015 Dividend & Capital Gains as of 12/23/2015

Dividend: $0.06343
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.36652

LATEST NEWS

Quarterly Commentary 1Q16
Mundoval Fund Factsheet 1Q16

SUBSCRIBE TO OUR NEWSLETTER

name

email

phone

Choose Newsletter


$18,397
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $18,396.56 on 3/31/16. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

Subscribe


PROSPECTUS
Download PDF